UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

For the semiannual period ended June 30, 2023.

ROCKSTAR CAPITAL GROUP LLC

Arkansas	6500	88-4161726
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Brandon Rooks

Chief Executive Officer

10333 Windy Trail

Bentonville, AR 72712

Telephone: 913-827-3517

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

Email: ljp@PinoLawGroup.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

ROCKSTAR CAPITAL GROUP LLC

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statement

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is an Arkansas Limited Liability Company formed on October 5, 2022 for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”). In accordance with the Securities and Exchange Commission ("SEC") regulations, we present this Management's Discussion and Analysis ("MD&A") to provide shareholders, potential investors, and other interested parties with an overview of Rockstar Capital Group LLC's ("the Company") financial condition, results of operations, and future prospects. This MD&A should be read in conjunction with the Company's Offering Circular dated July 12, 2023, filed pursuant to Regulation A of the Securities Act of 1933, as amended. Importantly, investors should remain aware that the Company filed an Amended Offering Circular, with updated Exhibits and was last-qualified as of July 20, 2023. As a result, the Manager’s primary function during this period has been to set up operations, begin capital raising, and establish a coherent and viable pipeline of incoming deal flow to assure that capital can be allocated to its best uses.

As indicated in the Offering Circular, the Company was established with the primary objective of raising capital to invest in various forms of real estate, including but not limited to, issuing short-term loans, providing working capital, project financing, and land financing. Our focus remains predominantly on borrowers who aim to acquire, permit, and develop land primarily in the southeastern United States. Given that operations have taken longer than expected to set up, we are now, at the close of this report, finally beginning to optimize and implement the previously designed processes we have been developing internally.

In line with our strategic objectives, we have been diligently conducting due diligence on a myriad of investment opportunities that align with our focus on real estate in the southeastern United States. Our due diligence process is rigorous, involving comprehensive financial analysis, legal review, and on-site evaluations. This meticulous approach ensures that we only engage in transactions that meet our stringent criteria for risk and return. Our operational activities since the qualification of the Offering Circular have been primarily directed towards the development of a robust deal pipeline. This pipeline is not merely a list but a dynamic asset, continually refined to reflect the most promising opportunities in the market. It serves as a cornerstone for our investment strategy, providing a consistent flow of quality deals that align with our risk profile and long-term objectives.

Financially, we have maintained a disciplined approach to capital allocation. Our liquidity position is growing, enabling us to act swiftly on attractive investment opportunities as they arise. We have also been prudent in managing operational and administrative expenses, ensuring that the Company remains agile and cost-efficient. In summary, the Company is well-positioned to capitalize on the opportunities that lie ahead. We remain committed to delivering value to our shareholders through strategic investments, prudent financial management, and operational excellence. As we move forward, we will continue to focus on our core competencies, leveraging our expertise and resources to achieve sustainable growth and maximize shareholder value.

Presently, the Company does not provide compensation to any of its employees.

ITEM 2: OTHER INFORMATION

None.

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ITEM 3: FINANCIAL STATEMENTS

ROCKSTAR CAPITAL GROUP LLC

F-1

ROCKSTAR CAPITAL GROUP LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

ASSETS	6/30/2023 (unaudited)	12/31/2022 (audited)

Current Assets
Bank Accounts
AFCU Checking	$315,448	$5,000
AFCU Savings	5	5
Pino Trust Account	3,897	-
Total Bank Accounts	319,350	5,005
Total Current Assets	319,350	5,005
Other Assets
Promissory Note Receivables
4.26.23 PN - BRD L&I	75,000	-
6.12.23 PN - Estero	201,417	-
Total Promissory Note Receivables	276,417	-
Total Other Assets	276,417	-
TOTAL ASSETS	$595,767	$5,005
LIABILITIES AND EQUITY
Liabilities
Notes Payable	$-	$5,005
Total Liabilities
Equity
Preferred Member Capital
Nonvoting preferred shares - 75,000 shares authorized ($1,000 par value) - 663 issued and outstanding at 6/30/2023	663,000	-
Total Preferred Member Capital	663,000	-
Retained Earnings	-	-
Net Income	(67,233)	-
Total Equity	595,767	-
TOTAL LIABILITIES AND EQUITY	$595,767	$-

The accompanying notes are an integral part of the financial statements

F-2

ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

	6/30/2023 (unaudited)	12/31/2022 (audited)

Beginning Balance	$-	$-
Shares Distributed to Preferred Members (1,000 par value)	663,000	-
Net Gain (Loss)	(67,233)	-
Ending Balance	$595,767	$-

The accompanying notes are an integral part of the financial statements

F-3

ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

	6/30/2023 (unaudited)	12/31/2022 (audited)
OPERATING ACTIVITIES
Net Income	$(67,233)	$-
Adjustments to reconcile Net Income to Net Cash provided by operations:
Note Payable - RCDG III	(5,000)	-
Note Payable - Rockstar Investm	(5)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(5,005)	-
Net cash provided by operating activities	(72,238)	-
INVESTING ACTIVITIES
Promissory Note Receivables:4.26.23 PN - BRD L&I	(75,000)	-
Promissory Note Receivables:6.12.23 PN - Estero	(201,417)	-
Net cash provided by investing activities	(276,417)	-
FINANCING ACTIVITIES
Preferred Member Capital:Preferred Member Contributions	663,000	-
Net cash provided by financing activities	663,000	-
Net cash increase for period	314,345	-
Cash at beginning of period	5,005	-
Cash at end of period	$319,350	$-

The accompanying notes are an integral part of the financial statements

F-4

ROCKSTAR CAPITAL GROUP LLC

INCOME STATEMENT

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

	6/30/2023 (unaudited)	12/31/2022 (audited)
Income
Interest Income	$834	$-
Total Income	834	-
Gross Profit	834	-
Expenses
Advertising and Promotion	4,768	-
Bank Service Charges	132	-
Dues and Subscriptions	36	-
Legal Fees	9,070	-
Licenses and Permits	19,901	-
Meals and Entertainment	965	-
Postage and Delivery	8	-
Professional Fees	24,193	-
Software	4,935	-
Travel - Ground Transport	82	-
Travel - Airfair	2,738	-
Travel - Lodging	1,084	-
Travel - Meals	154	-
Total Expenses	68,067	-
Net Operating Income	(67,233)	-
Net Income	$(67,233)	$-

The accompanying notes are an integral part of the financial statements

F-5

ROCKSTAR CAPITAL GROUP LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

NOTE 1 – DESCRIPTION OF BUSINESS

The Company commenced operations on October 5, 2022, and is an affiliate of Rockstar Capital Development Group, Rockstar Capital II, LLC, Rockstar Capital Development Group II, LLC, Rockstar Capital Development Group III, LLC, and all General Partners and Limited Partners associated with the aforementioned entities.

The Company was formed for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”).

The Company intends to raise capital to engage in the business of investing in all forms of real estate, primarily by issuing short-term loans (“Investment Activities”), providing working capital and project financing (“Project Financing”), and/or land financing (“Land Financing”) to affiliated and unaffiliated individuals and/or entities (“Borrowers”).

The Borrowers plan to acquire, permit, and develop land in the southeastern United States (the “Borrower Properties”) for the purpose of resale of permitted lots (“Permitted Real Estate Lots”) to regional or national homebuilders, hedge funds, or other arm’s length buyers. In addition, the Company may invest in properties that the Company’s Manager considers to be desirable to acquire or develop, and therefore suitable for investment, either directly, or indirectly through partnerships or strategic relationships with arm’s length and affiliated real estate developers and builders (“Qualified Properties”).

Purchasers of the Preferred Shares will become owners of the Shares (“Investors”) upon execution of the Subscription Agreement, submission of the Investor Qualification Questionnaire, delivery of the investment funds (“Capital Contribution”), and acceptance by the Manager, which is Rockstar Capital Group Management Corporation.

The Company intends to provide Project and/or Land Financing to various Borrowers, which typically operate in real estate investments, specifically land permitting and land sales. Borrowers may obtain financing for purposes of buy-and-hold investments, wrapable loans, commercial loans, or hard money/bridge loans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of December 31, 2022 there was no uninsured balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-6

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

NOTE 3 – NOTES PAYABLE

On November 8, 2022, the Company entered into a $5,000 note payable agreement with an affiliate. The interest free note matures April 8, 2023, and carries a default penalty of 0.2% of the amount due. The note was paid off at maturity.

On November 8, 2022, the Company entered into a $5 note payable agreement with a related party. The interest free note matures April 8, 2023, and carries a default penalty of 0.2% of the amount due. The note was paid off at maturity.

NOTE 4 – NOTES RECEIVABLE

On April 26, 2023, the Company entered into a $75,000 note receivable agreement with an affiliate. The 30% interest bearing note is due and payable eight months from April 26, 2023.

On June 12, 2023, the Company entered into a $201,417 note receivable agreement with an affiliate. The 20% interest bearing note is due and payable twelve months from June 12, 2023.

NOTE 5 – EQUITY AND FUTURE EQUITY

The Company is issuing a maximum of seventy-five thousand (75,000) Non-Voting Preferred Shares at a price of one thousand ($1,000) dollars per share, with a minimum purchase requirement of ten (10) shares or ten thousand ($10,000) dollars. The Class A Preferred Shares grant Investors the right to a non-cumulative, non-compounding Preferred Return of ten (10%) percent annually, anticipated to be paid quarterly.

Investors in the Class A Shares are also entitled to participate in a profit-sharing plan with the Company. This profit-sharing plan allows Investors to share in company profits—outside of those earmarked to pay the Preferred Return to Class A Members— and receive sixty (60%) percent of all such Company profits. The Manager will receive forty (40%) percent of such Company profits under the profit-sharing plan.

At June 30, 2023, 663 shares were issued and outstanding.

NOTE 6 – SUBSEQUENT EVENT

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued.

F-7

ITEM 4. EXHIBITS

None.

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ROCKSTAR CAPITAL GROUP LLC

By:	/s/ BRANDON ROOKS
Brandon Rooks
Chief Executive Officer

By:	/s/ KEVIN HICKS
Kevin Hicks
Chief Financial Officer/Chief Accounting Officer

Date: September 27, 2023

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